OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

CWF Continental Inc.

5150 E. Pacific Coast Highway
2nd Floor
Long Beach, CA 90804

www.CWFContinental.com



333333 shares of Common Shares

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 3,566,666 Common Shares* ($106,999.98)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 333,333 Common Shares ($9,999.99)

Company	CWF Continental Inc.
Corporate Address	5150 E. Pacific Coast Highway, 2nd Floor, Long Beach, CA 90804
Description of Business	Live Events & Merchandise Related to Professional Wrestling
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$0.03
Minimum Investment Amount (per investor)	$105.00

Perks

$105-499

- CWF crew shirt,
- 10% off 10 purchases of CWF-related merchandise.
- Free 3-month subscription to **CWF Magazine**, set to launch in January 2019.
- $1 off any 5 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Exclusive Investor Pin.

$500-999

- CWF crew shirt.
- 15% off 10 purchases of CWF-related merchandise.
- Free 4-month subscription to **CWF Magazine**, set to launch in January 2019.
- $2 off any 5 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page

and related merchandise.

- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$1,000-4,999

- CWF Executive shirt.
- 15% off 15 purchases of CWF-related merchandise.
- Free 6-month subscription to **CWF Magazine**, set to launch in January 2019.
- $5 off any 8 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$5,000-14,999

- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 20% off 20 purchases of CWF-related merchandise.
- Free 8-month subscription to **CWF Magazine**, set to launch in January 2019.
- $10 off any 10 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$15,000-24,999

- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 30% off lifetime purchases of CWF-related merchandise.
- Free 2-year subscription to **CWF Magazine**, set to launch in January 2019.
- Two free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$25,000-49,999

- **Major Investor** status.
- **Voting Rights to Board Actions**.
- CWF Executive polo shirt.

- First right of purchase of new products before release.
- 35% off lifetime purchases of CWF-related merchandise.
- Free 3-year subscription to **CWF Magazine**, set to launch in January 2019.
- Three free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$50,000+

- **Major Investor** status.
- **Voting Rights to Board Actions**.
- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 50% off lifetime purchases of CWF-related merchandise.
- Lifetime subscription to **CWF Magazine**, set to launch in January 2019.
- Five free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Free transportation to Annual Shareholders Conference (**US Only**).
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders
CWF Continental Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Common Shares at $0.03 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $0.30.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the **minimum** target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

CWF Continental Inc., a Wyoming-based company is an integrated media and entertainment production company specifically in the production, development and marketing of professional wrestling productions, television, and pay-per-view programming. We also specialize in the licensing and sale of branded consumer products featuring our properties.

Sales, Supply Chain, & Customer Base

CWF Continental Inc. will sell live event tickets and merchandise to it's fans. While professional wrestling fans come from all walks of life; our main core group of fans has an average age of 45 years old, is a high school graduate, with an income of $25,000 and higher. Additionally, we will sell advertising packages to various types of business that are visited by our core group and match the interest of our fans. Our live events are marketed through television, print advertising, online advertising, as well as in-person direct marketing such as guerilla marketing. Our products are sold through our main website and at our live events. Our business advertising packages will be sold through direct interaction with our sales agents.

Our products and services have been in development since 2012, before incorporation. During this time, our team and talent has held 4 test events in Orlando and Miami. We have taken this opportunity to define and establish our policies, methods, production expectations and fan's impressions. CWF Continental Inc. is now production ready, though we have not yet started producing shows. See the section Our Product of our Story page for further information on what is to come.

Competition

CWF Continental Inc. will find main competition from professional wrestling organizations in the same industries. These competitors will be World Wrestling Entertainment, Ring of Honor, and Impact Wrestling.

Liabilities and Litigation

CWF Continental Inc. does not have any liabilities or litigation.

The team

Officers and directors

Ryan Koch	Chief Executive Officer	President	Director

Ryan Koch
Serial Entrepreneur. Visionary, passionate persona that looks consistently for ways to improve the world of business and professional wrestling for the better! Ryan first entered the business world with his video production company, Tri-Media Entertainment. As the owner, he wrote and produced over 500 hours and 800 episodes of weekly programming for local television in Oregon spanning 5 years. In 2008, Ryan envisioned the idea of the Continental Wrestling Federation and took it from concept to its test stages beginning in 2012. Beginning in 2012, Ryan began working between 30-40 hours per week on developing the future of CWF Continental Inc. and the Continental Wrestling Federation. In addition to working on CWF matters, Ryan's primary position is Full-Time as a Training Lead for the leadership team of FCR or First Call Resolution in Veneta, Oregon. He has worked at FCR since July 2016. Prior to FCR, he was a Location Manager for Colorvision International at Universal Studios Florida from 2012-2016.

Number of Employees: 1

Related party transactions

The Company has not conducted any related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Risk of Loss** An investment in shares involves a high degree of risk and substantial immediate dilution of the value of the investment. The sales of these shares are suitable only for Investors who can afford to lose all of their investment.
- **No Public Market** There is no public market for these shares, nor is one expected to develop. The shares are not registered under the Securities Act of 1933 (the "1933 Act"), nor does the Company have any current intention to seek

registration. Currently there is no ready market for the shares, as a result, any limited partner should be able to assume the shares are illiquid.

- **Control & Reliance** The success of the Company will be largely dependent upon its President, Corey Scarpa, Chairman for the day-to-day management of the business. The loss of any one of their services may have a material adverse effect on the Company.

- **Limited History** The Company was organized on August 2018, and has limited operational history and therefore cannot effectively estimate its future business prospects and operations. The Company is subject to all risks associated with an enterprise with limited operational history.

- **Competition** The Company is in an industry that is highly competitive. Potential competitors may include better financed publicly traded funds and national or international companies that are substantially larger than the Company, are more mature and possess substantially greater financial and marketing resources and experience than the Company. These companies may be able to adopt a more aggressive pricing policy to customers than the Company and accordingly, the Company's operating results and cash flow could be adversely affected.

- **Capital Requirements** The Company's capital and operational requirements cannot be predicted with certainty and are subject to modification from time-to-time in the future based upon events that may be beyond the Company's control.

- **Potential Future Dillution** The Company may require additional capital through future sales of stock to finance its operations, or it could issue additional stock to retain its key employees. The Company may issue additional stock through one or more subsequent offering(s) or as a form of employee compensation. Accordingly, there is no assurance that the Investors will not have future dilutions of their Common Shares.

- **Limited Rights of Investors** Investors will hold minority interest in the Company and accordingly will not have sufficient voting power to elect all of the Board of Directors or to exercise direct control over the management of the Company.

- **Variance from Projections** The Company has prepared various internal operating projections. Such projections are only estimates by the Company as to the Company's future operating results based upon numerous assumptions about the Company's plans, competition, the economy and other factors. Actual results could vary significantly from such projections. There is no assurance that the Company's projections were correct when made, or that they are still reliable, or that such projections will bear any relationship to the actual performance of the Company in the future.

- **Return on Investment Not Guaranteed** There is no guarantee by the Company that it will pay dividends to its shareholders. If the Company does not pay such dividends, the Investors' return on investment will be solely dependent upon appreciation in the value of the shares which will depend on various factors, some of which may be beyond the Company's control. Even if the shares do appreciate in value, given the restrictions on transferability, it is unclear when, if ever, the Investors could realize such appreciation.

- **Proceeds May Not Be Sufficient** The funds being raised may not be sufficient to complete our business plan. There can be no assurances that the Company, if it requires additional funding, will be successful in raising any additional funding in which event the Company may not be able to survive and develop and you could lose your entire principal and expected profits.

- **Investment Delays** There may be a delay between the time initial subscriptions are submitted by prospective investors and the time the minimum capitalization is reached, at which time the Company can commence expanding its marketing and events plans.

- **Our failure to maintain or renew key domestic television agreements could adversely affect our ability to distribute television programming which could adversely affect our operating results.** Our television programming will be distributed through local television stations and affiliates. Because a large portion of our revenues will be generated, directly and indirectly, from this distribution of our programming, any failure to maintain or renew arrangements with distributors and platforms, the failure of distributors or platforms to continue to provide services to us or the failure to enter into new distribution opportunities on terms favorable to us could adversely affect our operating results. We engage in negotiations relating to substantial agreements covering the distribution of our television programming by carriers located in the United States and abroad. The inability of the Company to continue to negotiate agreement(s) on terms favorable to us could substantially affect the Company's financial outlook, liquidity, business and operating results and have a material adverse effect on the Company, which could impact future operating results.

- **Loss of Pay-Per-View Revenue and Profit could adversely affect the Company.** A significant percentage of our business comes from live pay-per-view programming, although we intend to continue distributing our programming through local television stations and affiliates. However, our distributors may decide to no longer carry such programming and we cannot require them to do so. If, for any number of reasons this might occur it may cause loss of revenue, the resulting loss of revenue and profit could have a material adverse effect on our business and operating results.

- **The Impact of Government Regulations could adversely affect our business.** The adoption or modification of laws and regulations relating to the Internet or other areas of our business could limit or otherwise adversely affect the manner in which we plan to conduct our business. The growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our proposed business model. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws limiting Internet neutrality, could limit the demand for our subscription service and increase our cost of doing business. In late 2010, the Federal Communications Commission adopted so-called net neutrality rules intended, in part, to prevent network operators from discriminating against legal traffic that transverse their networks. These rules were recently overturned, and the impact of such ruling currently cannot be fully understood either legally or commercially. To the extent that network operators use this ruling to engage in discriminatory practices, our business could be adversely impacted. As we expand internationally, government regulation concerning the Internet, and in particular, network neutrality, may be nascent or non-existent. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business. Similarly, to the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, due to the heavy bandwidth use of audio/visual content, we could incur greater operating expenses and our subscriber acquisition and retention could be negatively impacted. If network operators create tiers of Internet access service and either charge us or our service providers for, or prohibit us from being available through, these tiers, our business could be negatively impacted. Most network operators that provide consumers access to the Internet also provide consumers audiovisual programming. As a result, these companies have an incentive to use their network infrastructure in a manner adverse to our success. To the extent they provide preferential treatment to their data or otherwise implement discriminatory network management practices, our network could be negatively impacted. In international markets these same incentives apply however, consumer demand, regulatory oversight and competition may not be as strong.

- **Our failure to continue to develop creative and entertaining programs and events would likely lead to a decline in the popularity of our brand of entertainment and could adversely affect our operating results.** The creation, marketing and distribution of our live and televised entertainment, including our pay-per-view events, is at the core of our business. The production of compelling live and televised content is critical to our ability to generate revenues across our media platforms and product outlets. Our failure to continue to create popular live events and televised programming would likely lead to a decline in our television ratings and attendance at our live events, which would adversely affect our operating results.

- **Our failure to retain or continue to recruit key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment, which could adversely affect our operating results.** Our success depends, in large part, upon our ability to recruit and retain athletic performers who have the physical presence, acting ability and charisma to portray characters in our live events and televised programming. We cannot guarantee that we will be able to continue to identify and retain these performers in the future. Additionally, we cannot guarantee that we will be able to retain our current performers during the terms of their contracts or when their contracts expire. Our failure to attract and retain key performers, an increase in the costs required to attract and retain such performers, or a serious or untimely injury to, or the death of, or unexpected or premature loss or retirement for any reason of, any of our key performers could lead to a decline in the appeal of our storylines and the popularity of our brand of entertainment, which could adversely affect our operating results.

- **A decline in the popularity of our brand of sports entertainment, including as a result of changes in the social and political climate, could adversely affect our business.** Our operations are affected by consumer tastes and entertainment trends, which are unpredictable and subject to change and may be affected by changes in the social and political climate. Our programming is created to evoke a passionate response from our fans. Changes in our fans' tastes or a material change in the perceptions of our business partners, including our distributors and licensees, whether as a result of the social and political climate or otherwise, could adversely affect our operating results.

- **Changes in the regulatory atmosphere and related private sector initiatives could adversely affect our television business.** While the production of television programming by independent producers is not directly regulated by the federal or state governments in the United States, the marketplace for television programming in the United States is affected significantly by government regulations applicable to, as well as social and political influences on, television stations, television networks and cable and satellite television systems and channels. Domestic and foreign governmental and private-sector initiatives relating to the content of media programming are announced from time to time. Any failure by us to meet these governmental policies and private-sector expectations could restrict our program content and adversely affect our levels of viewership and operating results.

- **The markets in which we operate are intensely competitive, rapidly changing and increasingly fragmented, and we may not be able to compete effectively, especially against competitors with greater financial resources or marketplace presence, which could adversely affect our operating results.** We face competition for our audiences from professional and college sports, as well as from other forms of live and televised, streamed and filmed entertainment and other leisure activities in a rapidly changing and increasingly fragmented marketplace. The manner in which audio/video content is distributed and viewed is constantly changing. While we attempt to distribute our content across all platforms, our failure to continue to do so effectively (including, for example only, our emphasizing a distribution platform that in time lessens in importance or becomes obsolete or our loss of, or other inability to procure, carriage on an important platform) could adversely affect our operating results. If other providers of entertainment video address the changes in consumer viewing habits in a manner that is better able to meet content distributor and consumer needs and expectations, our business could be adversely affected. For the sale of our consumer products, we compete with entertainment companies, professional and college sports leagues and other makers of branded apparel and merchandise. Many of the companies with whom we compete have greater financial resources than we do. Our failure to compete effectively could result in a significant loss of viewers, venues, distribution channels or performers and fewer entertainment and advertising dollars spent on our form of sports entertainment, any of which could adversely affect our operating results.

- **We face uncertainties associated with international markets, which could adversely affect our operating results and impair our business strategy.** We intend to expand internationally and to so we will have to negotiate and enter into new licenses and agreements for our products and services including television programming, in international markets. Cultural norms and regulatory frameworks vary in the markets in which we intend to operate and our products' nonconformance to local norms or applicable law or regulations could affect our sales, viewership and success in these markets. Our anticipated production of live events overseas subjects us to the risks involved in foreign travel and local regulations, including regulations requiring us to obtain visas for our performers. In addition, these live events and the licensing of our products in international markets expose us to some degree of currency risk. International operations may be subject to political instability inherent in varying degrees in those markets. These risks could adversely affect our operating results and impair our ability to pursue our business strategy as it relates to international markets.
- **We may be prohibited from promoting and conducting our live events if we do not comply with applicable regulations, which could lead to a decline in our various revenue streams generated from our live events, which could adversely affect our operating results.** In the United States and some foreign jurisdictions, athletic commissions and other applicable regulatory agencies require us to obtain licenses for promoters, medical clearances and/or other permits or licenses for performers and/or permits for events in order for us to promote and conduct our live events. In the event that we fail to comply with the regulations of a particular jurisdiction, we may be prohibited from promoting and conducting our live events in that jurisdiction. The inability to present our live events over an extended period of time or in a number of jurisdictions could lead to a decline in the various revenue streams generated from our live events, which could adversely affect our operating results.
- **Because we depend upon our intellectual property rights, our inability to protect those rights, or our infringement of others' intellectual property rights, could adversely affect our business.** Our inability to protect our trademarks, copyrighted material and characters, trade names and other intellectual property rights from piracy, counterfeiting or other unauthorized use could negatively affect our business. Intellectual property is material to all aspects of our operations, and we expend substantial cost and effort in an attempt to maintain and protect our intellectual property and to maintain compliance vis-à-vis other parties' intellectual property. A principal focus of our efforts is to protect the intellectual property relating to our originally created characters portrayed by our performers, which encompasses images, likenesses, names and other identifying indicia of these characters. Our failure to curtail piracy, infringement or other unauthorized use of our intellectual property rights effectively, or our infringement of others' intellectual property rights, could adversely affect our operating results.
- **We could incur substantial liability in the event of accidents or injuries occurring during our physically demanding events.** We hold live events each

year. This schedule exposes our performers and our employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which are not fully covered by insurance. The physical nature of our events exposes our performers to the risk of serious injury or death. Liability to the Company, resulting from any death or serious injury sustained by one of our performers while performing, to the extent not covered by our insurance, could adversely affect our business, financial condition and operating results.

- **Our live events entail other risks inherent in public live events, which could lead to disruptions to our business as well as liability to other parties, any of which could adversely affect our financial condition or results of operations.** We intend to hold live events each year, both domestically and internationally. Certain risks are inherent in large events of this type as well as the travel to and from them. Although we believe we take appropriate safety and financial precautions in connection with our events, possible difficulties could occur including air and land travel interruption or accidents, the spread of illness, injuries resulting from building problems, pyrotechnics or other equipment malfunction, terrorism or other violence, local labor strikes and other "force majeure" type events. These issues could result in canceled events and other disruptions to our business for which we do not carry business interruption insurance, or could result in liability to other parties. Any of these risks could adversely affect our financial condition or results of operations.

- **A decline in general economic conditions or disruption of financial markets may, among other things, reduce the discretionary income of consumers or erode advertising markets, which could adversely affect our business.** Our operations are affected by general economic conditions, which affect consumers' disposable income. The demand for entertainment and leisure activities tends to be highly sensitive to the level of consumers' disposable income. Declines in general economic conditions could reduce the level of discretionary income that our fans and potential fans have to spend on our live and televised entertainment and consumer products, which could adversely affect our revenues. Volatility and disruption of financial markets could limit our clients', licensees' and distributors' ability to obtain adequate financing to maintain operations and result in a decrease in sales volume that could have a negative impact on our business, financial condition and results of operations. We also sell advertising and softness in the advertising markets, due to a weak economic environment or otherwise, could adversely affect our revenues or the financial viability of our distributors.

- **We could incur substantial liabilities if litigation is resolved unfavorably.** In the ordinary course of business we may become subject to various complaints and litigation matters. The outcome of litigation is inherently difficult to assess and quantify, and the defense against such claims or actions can be costly and time consuming for management. Any adverse judgment significantly in excess of our insurance coverage could adversely affect our financial condition or results of operations.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ryan Koch, 100.0% ownership, Common Shares

Classes of securities

- Common Shares: 15,250,000

  The company has authorized 25,000,000 Common Shares, 15,250,000 of which are currently issued and outstanding.

  #### Voting Rights
  Major investors of the Company's Common Shares, no par value per share are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  #### Dividend Rights
  Subject to preferences that may be granted to any then outstanding Common Shares, holders of Common Shares are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Shares will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Shares may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  #### Rights to Receive Liquidation Distributions
  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Shares are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding Common Shares.

  #### Rights and Preferences
  The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any future offerings of our Common Shares, and any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of CWF Continental Inc. Common Shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL

INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-08-09.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the pre-production and marketing of our upcoming tentative live event schedule as well as secured our live event business advertisers, which we do not anticipate occurring until second quarter 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, the Company anticipates we will be able to use these funds for a period of 6 months while we seek our additional advertisers, sell event tickets and continue our raise. With the maximum raise, our operations will be able to be extended up to 18-20 months.

Financial Milestones

Our company was organized in August 2018 and does not have operating history upon which prospective investors may base an evaluation.

Operational challenges CWF Continental Inc. expects to experience is meeting marketing timeline that our events will require. While our staff has experience booking events and marketing, as this is a new venture; we expect to experience some delays. Example operational challenges can include launch date of ticket sales that aligns with our marketing strategies, meeting targeted advertising deadlines for television, newspaper etc. in the host cities in which the Company plans to hold events. The Company will also experience operational challenges in the amount of operational and executive staff currently available; the company will not be able to employ additional staffing in the early stages of the Company so much of the marketing and logistics of event preparation will fall to the current Executive Team with help from the Board of Advisors. To combat this disadvantage, the Company has implemented a scheduling platform that autogenetates an event production and marketing calendar based on the date of the event, expected attendance, expenses, as well as generated sales. **As time progresses with the Company, we will be able to expand our workforce to include additional executive and operational staffing.**

Financial challenges CWF Continental Inc. expects to experience is a delay with operational income as we build our brand, establish our touring schedule, begin marketing our events causing a brief yet sharp decline in bank balance as the business grows. **The Company anticipates taking action to prevent a prolonged decline by initiating revenue streams such as advertising sales for upcoming events, online social platforms etc.**

Since the original idea conception to incorporation, CWF Continental Inc has:

- held three test events in major cities throughout Florida
- leased corporate offices in Long Beach, California
- incorporated in Wyoming
- establish online profiles through Twitter, Facebook and our website, CWFContinental.com

As the raise continues, and we reach our minimum milestones, the Company will initiate **round closes** to **disburse funds and use towards the operations of CWF Continental Inc**. Our funding round will **continue until the maximum is raised or when the round reaches its deadline**, whichever is first. **If the funding round approaches our maximum raise of $106,999.98; the Company may choose to extend our maximum amount to $367,500 - 12,250,000 shares - an equivalent of 49% total ownership in CWF Continental Inc.**

The Company **does not** intend to run future Regulation Crowdfunding raises once **49% ownership** in CWF Continental Inc. **has been sold.**

As part of the Company's Outreach Initiative, we may seek a public offering within the next 5-10 years through a listing on NASDAQ Stock Exchange. **In August 2018, CWF Continental Inc. reserved the NASDAQ ticker symbol** *CWFC*.

Liquidity and Capital Resources

The Company is currently **not generating operating losses or gains**. If the company reaches our minimum raise of $9,999.99, we will issue a round close followed by subsequent rounds until maximum raise of $106,999.98 is earned through equity raises with Regulation Crowdfunding. **If the funding round approaches our maximum raise of $106,999.98; the Company may choose to extend our maximum amount to $367,500 - 12,250,000 shares - an equivalent of 49% total ownership in CWF Continental Inc.**

The Company anticipates using funds immediately once the minimum raises have been disbursed. These funds will be put towards our marketing, touring, and operational plans. Using this strategy, the Company feels we will be able to take advantage of putting operations into motion while continuing to raise funds through our offering. With the **minimum raise**, the Company anticipates we will be able to use these funds for a period of 6 months while we seek our additional advertisers, sell event tickets and continue our raise. With the **maximum raise**, our operations will be able to be extended up to 18-20 months.

In addition to this capital raise, the Company will also be using '**bootstrapped**' financings through the Executive team. The Company will also look into the source option of a **line of credit** through a business financial firm to continue operations.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$457,500.00

Our Company valuation is determined by the price of one share, $0.03 by total shares outstanding, 15,250,000. We base this valuation on the years of industry experience that our management and board of advisors bring to the corporation, our production values, and evolving popularity amongst our fans are major assets. Collectively, our team has over 50 years in not just the professional wrestling industry but the entertainment business like film and television. This experience opens up potentials for our networking to expand our product into new markets not easily penetrable. Additionally, CWF Continental has an evolving portfolio of intellectual property that adds to the valuation in terms of licensing potential for future income streams. These include our video library, images, talent roster among others. The Company also looked at forward-looking potential of our planned touring schedule as a driving element behind our valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.99	$106,999.98
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.00	$6,419.99
Net Proceeds	$9,399.99	$100,579.99
Use of Net Proceeds:		
Event Production & Merchandise	$7,049.99	$75,434.99
Working Capital	$2,350.00	$25,145.00

Misc.	$0.00	$0.00
Misc.	$0.00	$0.00
Total Use of Net Proceeds	$9,399.99	$100,579.99

Category breakdown: The categories above can be broken down into the following expenses:

Event Production & Merchandise:

- **Venue Booking:** *Funds are put towards the initial deposit and remaining balance to the rental of where an event is hosted.*
- **Talent Booking:** *Funds are put towards the appearance fee of our talent to appear at our live events.*
- *Audio/Visual: Funds are put towards the crew who handles and produces our lighting design, set design, sounds, video production and set pieces*
- **Hotel Reservations:** *We use a portion of funds towards the accomodations for those staying overnight in the host city. We currently use 'member rewards' and 'member discounts' with some hotel chains to get the best prices.*
- **Flight Reservations:** *We put funds towards airline reservations for those who are to be flown into event city as opposed to driving. We currently use 'member rewards' and 'member discounts' with some airlines to get the best prices.*
- **Advertising:** *We use a portion of funds to the marketing of our event like printing up marketing flyers, costs with placing advertising in newspapers, television commercials, online advertising.*
- **Merchandise:** *On-Demand printing of merchandise available for purchase at our live events.*

Working Capital:

- **Payroll:** *Compensation to staff for their time.*
- **Office Space:** *Payment towards our rental of office space in our Long Beach offices, paid through Premier Business Centers.*
- **Website Maintenance:** *We pay a monthly fee to our website provider to host our website.*
- **Basic Office Expenses:** *We use funds towards the purchase of necessary office supplies like writing pads, pencils etc.*

We are seeking to raise a minimum of $9,999.99 (target amount) and up to $106,999.98 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $106,999.98 , we believe the amount will last us up to 18-20 months. Our capital will be used primarily towards the production and marketing of our live events and merchandise, followed by day-to-day operational office costs and the standard StartEngine fee.

When our minimum raise of $9,999.99, we will initiate a round closing to use funds with the development of our touring schedule and proceed to hold subsequent rounds until maximum is reached.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.cwfcontinental.com/investor in the 'Members' area labeled 'annual report.' The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CWF Continental Inc.

[See attached]

CWF Continental, Inc. (the "Company") a Wyoming Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report
Year ended Aug 9, 2018



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CWF Continental, Inc.

I have reviewed the accompanying financial statements of the company which comprise the balance sheet as of August 9, 2018 and the related statements of operations, members' equity (deficit) and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Generally Accepted Accounting Principals for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, MACC
Fort Lauderdale, FL
August 9th 2018
vince.mongio@mongioandassociates.com

Vincenzo Mongio

Balance Sheet in $USD
As of August 9, 2018

	Aug 9 2018
ASSETS	
TOTAL ASSETS	0
LIABILITIES & EQUITY	
Liabilities	0
Equity	
Total Equity	0
TOTAL LIABILITIES & EQUITY	0

Statement of Income in $USD

August 9 2018

	Aug 9 2018
OPERATING ACTIVITIES	
Sales	0
Other Income	0
Total Income	0
Expenses	0
Net Income	0

Statement of Cash Flows in $USD
August 9 2018

	Aug 9 2018
Cash At beginning of period	0
FINANCING ACTIVITIES	
Net cash provided by Financing Activities	0
Cash at end of period	0

NOTE 1: NATURE OF OPERATIONS

CWF Continental Inc. (the "Company") is a corporation organized on August 9, 2018 under the laws of Wyoming. The Company was formed to create cutting edge live events, television and pay-per-view programming as well as merchandise featuring professional wrestling superstars and stories.

As of August 9, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of CWF Continental Inc. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates The preparations of the balance sheet in conformity to GAAP requires management to make estimates and assumptions that affected the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Stock Subscription Receivable The Company records stock issuance at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contract account to stockholders' equity (deficit) on the balance sheet.

Income Taxes The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of August 9, 2018. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS EQUITY

The Company has authorized 25,000,000 shares of voting Common Stock, no par value. On August 9, 2018, the Company issued 15,250,000 shares of Common Stock at $0.001 no par value to Company Chief Executive Officer and President, Ryan Koch. As of August 9, 2018, there are 15,250,000 shares outstanding. The founder as an individual has not incurred any significant out of pocket expenses to date that will be reimbursable by the Company.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: ADDITIONAL NOTATIONS

Management has evaluated all subsequent events through the current date that the financial statements were available to be issued. There is no additional material events requiring disclosure or adjustment to the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



















CWF Continental is pending **StartEngine Approval.**

▶ PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

CWF Continental

Cutting Edge Wrestling Entertainment.

Small OPO · Long Beach, CA · Advertising and Marketing · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Cutting Edge Entertainment. Redefining Excellence and Disrupting the Industry.

Invest in CWF Continental

"Thank you for taking the time out of your busy schedule to learn more about **CWF Continental Inc.**, known to fans as the **Continental Wrestling Federation**! We believe that you have not seen an investment quite this unique in a while, and we know that you will see the great passion and love our talent and management team share for our success and future and invite you to be a part of our team!

CWF produces, develops and markets **professional wrestling live events**, **television**, and **internet pay-per-view programming**. We also specialize in the licensing and **sale of branded consumer products** featuring our talent and IP. We are a brand of entertainment that leaves fans on the edge of their seat by **developing compelling and complex characters and weave them into dynamic story lines that combine physical and emotional elements like the plot of your favorite Hollywood film or prime time drama and thriller!**

Beginning as an idea in 2008; I wanted to fill a void that fans commonly experience with the current product. Week-after-week, I would turn on my television and purchase tickets to events, spending my hard-earned money to only see a **repetitive product** where the **same talent** is featured in the **same matches** like a **live-action rerun**. This left a sour taste in not just my mouth but also the other fans and **I wanted to do something about that!** I wanted to build a product that is unpredictable where fans are clamoring to see what the next event, what the next television show will reveal and see how the story of their favorite wrestler unfolds.

We keep our Superstars **fresh**, seek out new and emerging talent from different markets around the globe as well as reintroduce legendary performers that have not been seen in a long time.

The independent wrestling industry is one of the most impactful yet intimate forms of entertainment. We are here to make history!

From our test events in Orlando and Miami, our product has created a demand for something different, and we're here to give it to them. **We are wrestling. We are the Continental Wrestling Federation!"**

Best,

Matt Hardy prepares for battle, John Morrison and Sonjay Dutt fight at the top of the ladder, and the 'Greek God' Papadon works to establish dominance with anyone in his way.
© CWF Continental Inc.

Who Are We & What Makes Us Special

Federation World Headquarters in Leased Offices in Long Beach, California
©CWF Continental Inc.

CWF Continental Inc. provides a product that is unpredictable, just like the plot of an exciting Hollywood film, backed by a management *and* advisory team with a combined **total of 50 years of industry experience**. Our CEO, **Ryan Koch**, formed a video production firm that consisted of video shorts that spanned over 15 years for local cable television in Oregon while transitioning into a professional wrestling career which includes television producer and play-by-play personality.

The advisory board consists of **Mike Brendli**, **John Hennigan**, and **Dimitrios Papadoniou**.

Our products and services have been in development since 2012. During this time, our team and talent has held 4 test events in Orlando and Miami. We have taken this opportunity to define and establish our policies, methods, production expectations and fan's impressions. CWF Continental Inc. is now production ready, though we have not yet started producing shows. See the section Our Product below for further information on what is to come!

The Offering & Perks

Investment

$0.03/share | When you invest you are betting the company's future value will exceed $560K

Perks*

Amethyst

$105-$499

- CWF crew shirt.
- 10% off 10 purchases of CWF-related merchandise.
- Free 3-month subscription to **CWF Magazine**, set to launch in January 2019.
- $1 off any 5 live event tickets (space permitting).

Aguamarine

$500-$999

- CWF crew shirt.
- 15% off 10 purchases of CWF-related merchandise.
- Free 4-month subscription to **CWF Magazine**, set to launch in January 2019.
- $2 off any 5 live event tickets (space permitting)

Topaz

$1,000-$4,999

- CWF Executive shirt.
- 15% off 15 purchases of CWF-related merchandise.
- Free 6-month subscription to **CWF Magazine**, set to launch in January 2019.
- $5 off any 8 live event tickets (space permitting)

Sapphire

$5,000-$14,999

- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 20% off 20 purchases of CWF-related merchandise.
- Free 8-month subscription to **CWF Magazine**, set to



















- tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Exclusive Investor Pin.

- tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

- tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

- to **CWF Magazine**, set to launch in January 2019.
- $10 off any 10 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

Emerald

$15,000-$24,999

- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 30% off lifetime purchases of CWF-related merchandise.
- Free 2-year subscription to **CWF Magazine**, set to launch in January 2019.
- Two free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

Ruby

$25,000-$49,999

- **Major Investor** status.
- **Voting Rights to Board Actions**.
- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 35% off lifetime purchases of CWF-related merchandise.
- Free 3-year subscription to **CWF Magazine**, set to launch in January 2019.
- Three free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

Diamond

$50,000+

- **Major Investor** status.
- **Voting Rights to Board Actions**.
- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 50% off lifetime purchases of CWF-related merchandise.
- Lifetime subscription to **CWF Magazine**, set to launch in January 2019.
- Five free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Free transportation to Annual Shareholders Conference (**US Only**).
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

All perks occur after the offering is completed.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

*The mission of CWF Continental - creating **memorable** and **historical moments** that **last a lifetime***

Our Superstars

CWF is made up of professionally trained individuals from around the world. These talented athletes consist of fresh up and coming rookies hungry to make an impact and entertain the fans, to seasoned veterans who have traveled the world to the largest venues.

Our wrestlers frequently receive recognition from media and news publications, including the magazine *Pro Wrestling Illustrated* and their annual Top 500 Wrestlers of the Year. For 2017, twelve CWF wrestlers were listed. These include **Chris Masters** at #308, CWF Champion **Matt Cross** at #157, **Jon Cruz** of CWF's outspoken tag team **Team Lucha** at #485. Coming in at #233, fan-favorite **Lince Dorado**, CWF United States Champion **Sonjay Dutt** coming in at #90, **Matt Hardy** is #45, the 'Southern Stomper' **Luke Hawx** listed at #313. Number 52 was awarded to **Jay Lethal**, CWF Board of Advisor member and CWF's Prince of Parkour, the Mayor of Slamtown; **John Morrison** is #24. The Premier Athlete, **Anthony Nese** and CWF Board of Advisor member, **Papadon** came in at #231 and 337 respectively. Rounding out the list is #275, **Robbie E**. Source: http://www.profightdb.com/pwi-500/2017.html

As you can see, we pride ourselves on having an excellent pool of skills to promote our brand recognition. Over the past several years, some of our Superstars have found success by signing contracts with some of the largest organizations in the world. Most recently, **Lince Dorado** and **Anthony Nese** signed contracts with WWE. We invite you to check out our video package below featuring just a small example of the talent we have brought to our organization. *Sources: Superlucha, Sportskeeda*

CWF

Global Appeal of Our Superstars

Our roster has frequently appeared on television and feature films!

RUSSELL MADNESS
THE STRONGEST TAG TEAM IS FAMILY!
IN THEATERS FEBRUARY 21ST

CWF Star, John Morrison stars as "The Hammer" in Air Bud's latest

F8
THE FATE OF THE FURIOUS

CWF Star Luke Hawx stars in TV and movies

NO GREATER TEST. NO GREATER GLORY.
AMERICAN NINJA WARRIOR

CWF Champion, Matt Cross competes on American Ninja

BOONE
THE BOUNTY HUNTER

John Morrison appears as a

hit!
©Air Bud Entertainment

and movies
©Universal Pictures

Warrior
©NBC

John Morrison appears as a reality show star working to regain his fame in Boone: The Bounty Hunter
©Hoplite Entertainment









Chris Masters does battle with The Hurricane!
©CWF Continental Inc.

"Outlaw" Matt Lancie intimidates everywhere he goes!
©CWF Continental Inc.

2nd generation wrestler and CWF Tag Team Champion, Wes Brisco tangles with Jonny Fuggedaboudit
©CWF Continental Inc.

John Morrison makes his entrance in Orlando, Florida
©CWF Continental Inc.

Our Products



Live Events (ancitipated): Using our broad and talented roster of Superstars, we will be able to perform in numerous domestic markets and take advantage of the strong international demand for our events. **Live events and television programming will be our principal creative content and production activities.** Our creative team develops compelling and complex characters and weaves them into dynamic storylines that combine physical and emotional elements. *Our ticket prices will range from $18-$35.*

Merchandise (ancitipated): The Company will be producing merchandise such as t-shirts, caps, magazines, DVDs, and other products featuring our roster's likeness, logos, and images for sale at live events and through our other platforms like our websites. *Average price of merchandise will be $12-$15.*



The Countdown to SuperClash in Orlando!
©CWF Continental Inc.



The Federation highlights local sponsoring businesses to drive the economy!
Photo by Shangyou Shi on Unsplash

Advertising: Our Live Event services as well as our Publishing departments will rely on advertising revenue to offset costs associated with each venture ensuring for a larger profit margin. Our advertisers at our live events will receive valuable accommodations including inclusion in event programs, business mentions during the live events, vendor table options and more. With add-ons to advertising packages, business can also enjoy being featured digitally as well through our websites and social media mentions and promotion. *Event advertising packages range from $150 to $500 with optional add-ons. Advertising lasts between 4-5 months bringing total to a $38 to $125 per month in value for constant advertiser branding.*

Similarly, to live event advertisers, the Company will also seek out local businesses who would like to be featured during regular broadcasts of our upcoming television series, *Maximum Force*. In addition to live event and television advertising opportunities, our sales team will also seek out semi to fully national businesses who would like to feature their business through our digital platforms as well as advertising opportunities in our future magazine.

What We Offer

CWF Continental offers its products and services at an affordable price. The Company offers tickets to our events at the **price range of $18-$35;** we believe this will allow customers from different financial backgrounds to attend our events. We feel this strategy encourages fans to frequent more events, purchase merchandise, and use our online services.

While the Federation does seek out advertising from national and international business partners, the Company seeks out community advertisers. We enjoy boosting the local economy by putting our outreach opportunities to community businesses first before national ones.



Greek God Papadon greets CWF fans during a live event in Miami
©CWF Continental Inc.



Ticket Prices

Our average price for a live event ticket ranges between $18-$35. We believe, based on information listed at Ticketmaster, a ticket to WWE averages $55
©Clipart



Local Exposure

CWP intends to keep events local by having all local sponsors to build local businesses
Photo by Shangyou Shi on Unsplash



Fresh Product

Our team works to bring in up and coming talent to energize our product with suspenseful action.
©CWF Continental Inc.



Overhead Costs

The CWF does not have exclusive contracts with our talent and this helps keep overhead low.
©Clipart

Our Market and Industry



The Federation fans always enjoy a great time at a CWF Live Event
©CWF Continental Inc.

The world of professional wrestling has fans of all different backgrounds. The Company sees this opportunity as a way to plant a seed. Our target age group will fall into the age group of 18-34 years; tailoring storylines and characters to the older teen market with edgier rougher talent like the massive **Brian Cage**, deemed the unstoppable monster and the favorite "Prince of Parkour," **John Morrison**.

At the same time, the Company plans to play to the younger crowd by featuring colorful and comic-book style characters. In the past, talent like **Lince Dorado**, who portrays a feline character that is high-flying and weighs in at 130 hairballs and **The Hurricane**; a superhero set out to fight the crimes of his enemies have worked for us.

We want to plant a seed about our product into the minds and hearts of fans at an early ages of their lives so as they grow and watch our programming, they will be reminded of events, spend their disposable income on merchandise, future event tickets and



their disposable income on merchandise, future event tickets and then pass their interest to their children and continue the cycle.

Every fan's likes and dislikes differ, and the Company aims to present a product that is marketed and enjoyed without fail.

Our supporters range from college graduates to parents to blue-collar workers with mid-level incomes. Our business partners and advertisers are ones that depend on fans that enjoy casual leisure like sit-down restaurants all the way to those on the move like malls, car washes, and skate parks! We intend to make progress with the ever-changing scope of our fan demographics and adapt to make the best possible product. Our fan statistics are primarily of the male demographic aged 45 years, with an annual income of $25,000-$30,000 and are high school graduates with some college education.

Source: The Sports Business Journal




Source: *The Sports Business Journal*



CWF Champion, Matt Cross
©CWF Continental Inc.

Community Outreach



CWF Breakout star, JD Amazing getting a workout with a local fan in Orlando!
©CWF Continental Inc.

Community activism is an important part of the day-to-day operations of the Company. Aligning with the action inside of the ring, we find value with enriching the lives of our fans and the citizens of our host cities outside of the ring as well.

Prior to an event, CWF will host a seminar called **CWF: All-Out Fitness Experience**. It is a day long camp where youngsters from around town will come together to meet one of the many talent Superstars, learning some great exercises, learn about healthy eating, and make long-term goals for better fitness.

With our capital, we will hold a literacy and anti-bullying campaign where our talent visits local libraries and school and speak to fans about treating each right and help ourselves grow as individuals.

Use of Funds



Capital raises through StartEngine will be held in three primary categories:

- Event Production
- StartEngine Fees
- Operational Expenses

Event Production costs involve all logistic elements of planning an event. These costs include **venue rental**, **talent booking**, **advertising costs**, **hotel reservations** etc. This will always be the highest costs for CWF Continental.

StartEngine fees vary depending on type of investment and where it originates. We are using the highest percentage for US-based investments.

Operational costs will cover for day-to-day expenses like **monthly office rental**, **storage** for equipment, **website maintenance** and **payroll**.

Invest in Our Company Today!

As you can see, CWF Continental, the Continental Wrestling Federation, is quite the opportunity to be a part of history! **We want you in our corner! We want you as our tag team partner!** Along with our mission to become a top competitor in the professional wrestling industry, we intend to use our skill and expertise to make history **and here is your chance to come along for the ride!**

With a clear vision, a talented roster, and a passionate management; we believe we will position ourselves and disrupt the industry as a formidable top-tier entity.

Now is your chance to join us in a historical event, be a part of the process, help us mold the product and Superstars of tomorrow.



The Buzz About The Continental Wrestling Federation

*"Ryan has assembled some of the **best** talent in the world, from very different backgrounds, and **created a professional environment** where **everyone feels welcome, respected, and motivated**. Work in the professional wrestling sphere, and specifically promoting, involves many moving parts and Ryan has demonstrated the ability and **tenacity to stay on top amidst the chaos!**"*

Matt 'Cross' Capiccioni | CWF Superstar | CWF Champion



© CWF Continental Inc.



michele
@bedofroses2001

Following

Replying to @ShaneHelmsCom

@ShaneHelmsCom you and @ChrisMasters310 , @MATTHARDYBRAND and @Bodyguylito had one of the best matches I've ever seen in @CWFContinental !!

10:27 AM - 12 Jun 2014

*"I **love** working for Ryan and the Continental Wrestling Federation... I **love** the fans here. When you get on the independent wrestling scene, there*


©CWF Continental Inc.

are no handcuffs. You can do whatever you want. Everything you thought was fun as a kid, you can do out there. It's one of the reasons why I love working for the CWF!"

John 'Morrison' Hennigan | CWF Superstar | Advisor | Former CWF U.S. Champion

---


Felix Maymi
@felixmaymi

Follow

@CWFContinental put on a great show tonight !!! #maximumforce
instagram.com/p/n1-8edxQDO/

9:41 PM - 10 May 2014


MATTHEW MOORE HARDY @MATTHARDYBRAND · 10 May 2014
Replying to @miamiprodigy
Great to see u again! *@miamiprodigy: @MATTHARDYBRAND @CWFContinental #MaximumForce Thanks! " youtu.be/onDBLZ1xpkw




Gail Wishna
@gailrtl

Follow

Great night @ the @CWFContinental event in Miami~awesome 2 see @MATTHARDYBRAND @ShaneHelmsCom & @TheRealMorrison!! #oldschool #maximumforce

11:02 PM - 10 May 2014

©CWF Continental Inc.


Son Of Havoc
@MDoggMattCross

Following

You guys, I won the @CWFContinental Championship last night in Miami. Tell your Mom's.



©CWF Continental Inc.



The Fuggedaboudits take in the atmosphere at CWF SuperClash prior to their tag title encounter
©CWF Continental Inc.



"The Premier Athlete" Tony Nese at CWF: MAXIMUM FORCE in Orlando
©CWF Continental Inc.



John Morrison defends the US title against Sonjay Dutt at CWF: MAXIMUM FORCE in Miami in the 1st ever ladder match in CWF history
©CWF Continental Inc.

Questions

What is the mission of CWF Continental Inc?
CWF's vision will continue to be one to present an exciting product full of surprises, excitement, edge-of-your-seat, heart pounding action.

What type of product does CWF Continental present?
We will present a product that offers a broad range of athleticism, intensity, strength, edginess, and comedic value. The Company positions itself as a family-friendly product where we leave lasting memories for young fans who will then pass down our product to their future children and continue the cycle.

How many wrestlers compete in the CWF?
Though we have not started official production yet, since our first test event, we have worked with over 100 professional wrestlers. These athletes have trained at world-renowned wrestling schools throughout the country.

What is your marketing plan?
When the Company makes a final decision on the date and location of an event, we will immediately send out press releases to all available outlets, let our fans know via social media. We will begin our promotional efforts via television, newspaper, mailings etc. in the months leading up to the event, the Company holds promotional events like physical fitness seminars, literacy, and helping those in need.

Additionally, we will also hold autograph, meet and greet sessions. We will also be seeking out public appearances on local media outlets like television stations. The Company begins promotion of an event 4 to 5 months prior to the official event date.

How many live events does the CWF plan to hold?
With our maximum raise, the CWF plans to hold between 20-25 events per year, averaging 2 per month. We plan to slowly increase our number of live events to one per week by year 5.

What are the future plans for the CWF?
CWF Continental has instituted a 10-year outreach initiative where we intend to introduce our new product to new markets each quarter. First, we will be using television to introduce our Company. We will be reaching out to local television outlets to feature our product on cable television and affiliates. We will primarily focus on certain areas of the country and move to other territories. This strategy will eventually lead into having live events in international markets as well; first in Canada and then Mexico. We will research into expanding our product line by featuring new products such as an action figure line (**we're currently speaking with a local toy company in the northwest about price points**). Our Company also plans to launch a magazine in January 2019.

As part of our Outreach Initiative, we will also be looking into the potential of a public offering through NASDAQ as a driving force to bring more fans, customers, business partners and attention to our product. In August 2018, CWF Continental Inc. reserved the ticker symbol CWFC with NASDAQ.


CWF CONCEPT
The concept of the Continental Wrestling Federation is developed


SUPERCLASH
CWF SuperClash is held in Orlando, Florida as a test


FACEBOOK VERIFIED
Facebook recognizes the CWF as a recognizable public brand with the coveted blue


EXPANSION
We choose famed Park Tower in Long Beach for world headquarters


NASDAQ
CWF Continental incorporates and reserves the ticker symbol CWFC

TOURING BEGINS
CWF begins it's official production schedule (ANTICIPATED























September 2008

performance

August 2012

check mark badge

2014

March 2016

in preparation of our C... Initiative.

August 2018

)

1Q 2019

May 2012

Hall of Legends

HALL OF LEGENDS

Federation establishes hall of fame honoring those who pioneered industry. Honorees include Harley Race, George Hackenschmidt, Frank Gotch, Mildred Burke, and Ric Flair among others

May 2013

MAXIMUM FORCE
5/24

MAXIMUM FORCE

MAXIMUM FORCE debuts in Orlando, Florida as a test performance with the slogan, "Get pushed..."

May 2014

MIAMI INVASION

MAXIMUM FORCE premiers in Miami, Florida as a test performance with a live event at the US Century Bank Arena on the campus of Florida International University

June 2017

ON DEMAND

ON DEMAND

Video On Demand service debuts. Content includes 10 hours of matches, interviews, movie trailers etc.

January 2019

MAGAZINE

Planned launch of official publication of the Federation (ANTICIPATED)

2Q 2019

SPECIAL EVENTS

SuperClash event to be held and shown on iPPV (ANTICIPATED)

Meet Our Team

Ryan Koch

Chief Executive Officer | President | Director

Serial Entrepreneur. Visionary, passionate persona that looks consistently for ways to improve the world of business and professional wrestling for the better! Ryan first entered the business world with his video production company, Tri-Media Entertainment. As the owner, he wrote and produced over 500 hours and 800 episodes of weekly programming for local television in Oregon spanning 5 years. In 2008, Ryan envisioned the idea of the Continental Wrestling Federation and took it from concept to its test stages beginning in 2012. Beginning in 2012, Ryan began working between 30-40 hours per week on developing the future of CWF Continental Inc. and the Continental Wrestling Federation. In addition to working on CWF matters, Ryan's primary position is Full-Time as a Training Lead for the leadership team of FCR or First Call Resolution in Veneta, Oregon. He has worked at FCR since July 2016. Prior to FCR, he was a Location Manager for Colorvision International at Universal Studios Florida from 2012-2016.

Mike Brendli

Part-Time Advisor

Mike is a 14-year wrestling veteran. Widely known as Mike Mondo or "Mikey" in WWE, Brendli serves as Road Agent for the Company and Advisor bringing his knowledge to the Company's emerging talent. Mike spends less than 5 hours per year on CWF Continental business. When not working with the Continental Wrestling Federation, he is an independent contractor for various wrestling organizations and also serves as a motion capture artist for the video game company, 2K.

John Hennigan

Part-Time Advisor

John Hennigan is an American professional wrestler, actor and parkour professional, who currently wrestles for Impact Wrestling, Lucha Underground, and the Continental Wrestling Federation. He is best known for his tenure in WWE where he used the ring names John Morrison and Johnny Nitro. He is also known for wrestling in the independent circuit, Lucha Libre AAA Worldwide and Lucha Underground under the ring name Johnny Mundo. After leaving WWE in November 2011, Hennigan began wrestling on the independent circuit by joining the Continental Wrestling Federation in 2012. Upon joining the CWF, Hennigan as John Morrison won the CWF United States Championship and became a member of the company's board of advisors. John spends less than 5 hours per year on CWF Continental business. When not working with the Continental Wrestling Federation, John performs under contract for Lucha Underground on El Rey television network and Impact Wrestling through Pop Television full time. He has worked with these companies since 2014 and 2016 respectively.

Dimitrios Papadoniou

Part-Time Advisor

Starting his professional wrestling career in 1999, Dimitrios performs under the moniker of "Greek God Papadon" and has held over 15 wrestling titles. Most notably, he went to a 30-minute time limit match with fellow CWF competitor, "The Exclamation Point" Steve Anthony at Maximum Force at the US Century Bank Arena in Miami, Florida. Dimitrios spends less than 5 hours per year on CWF Continental business. When not working with the Continental Wrestling Federation, he serves as a full-time Financial Analyst with Focus Financial Partners, a position held since 2013.

Jay Greenfield

Part-Time Advisor

Jay has set up rings, wrestled, and was an official referee for almost a decade, reffing in 12 states and two countries. Jay has a Bachelors in Psychology from Ashford University. He started with CWF in 2013. He is primarily responsible for ensuring the overall presentation of the Company's brand image domestic and internally. Jay's passion for the industry and marketing makes him an excellent choice for this position with the Federation. Jay spends less than 10 hours per year on CWF Continental business. When not working with the Continental Wrestling Federation, he serves as a full-time Office Manager with Pete Fowler Construction Services since 2015.

Offering Summary

Maximum 3,566,666 Common Shares* ($106,999.98)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 333,333 Common Shares ($9,999.99)

Company	CWF Continental Inc.
Corporate Address	5150 E. Pacific Coast Highway, 2nd Floor, Long Beach, CA 90804
Description of Business	Live Events & Merchandise Related to Professional Wrestling
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$0.03
Minimum Investment Amount (per investor)	$105.00

Investor

Perks

$105-499

- CWF crew shirt,
- 10% off 10 purchases of CWF-related merchandise.
- Free 3-month subscription to **CWF Magazine**, set to launch in January 2019.
- $1 off any 5 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Exclusive Investor Pin.

$500-999

- CWF crew shirt.
- 15% off 10 purchases of CWF-related merchandise.
- Free 4-month subscription to **CWF Magazine**, set to launch in January 2019.
- $2 off any 5 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$1,000-4,999

- CWF Executive shirt.
- 15% off 15 purchases of CWF-related merchandise.
- Free 6-month subscription to **CWF Magazine**, set to launch in January 2019.
- $5 off any 8 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$5,000-14,999

- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 20% off 20 purchases of CWF-related merchandise.
- Free 8-month subscription to **CWF Magazine**, set to launch in January 2019.
- $10 off any 10 live event tickets (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$15,000-24,999

- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 30% off lifetime purchases of CWF-related merchandise.
- Free 2-year subscription to **CWF Magazine**, set to launch in January 2019.
- Two free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$25,000-49,999

- **Major Investor** status.
- **Voting Rights to Board Actions**.
- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 35% off lifetime purchases of CWF-related merchandise.
- Free 3-year subscription to **CWF Magazine**, set to launch in January 2019.
- Three free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

$50,000+

- **Major Investor** status.
- **Voting Rights to Board Actions**.
- CWF Executive polo shirt.
- First right of purchase of new products before release.
- 50% off lifetime purchases of CWF-related merchandise.
- Lifetime subscription to **CWF Magazine**, set to launch in January 2019.
- Five free live event tickets to every live event of your choice (space permitting).
- Access to Investor Only areas of CWFContinental.com, Investor Facebook Page and related merchandise.
- Invitation to attend Annual Shareholders Conference.
- Free transportation to Annual Shareholders Conference (**US Only**).
- Your name or firm name listed on Investor plaque and in event programs.
- Autographed photos of CWF Champions.
- Exclusive Investor Pin.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

CWF Continental Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 Common Shares at $0.03 / share, you will receive 1 bonus share, meaning you'll own 11 shares for $0.30. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the **minimum** target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow CWF Continental to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Section: Cover Video
CWF Introduction Promotional Video
Song: Wild Ones - Flo Rida

(Continental Wrestling Federation logo and text zoom in)
(SuperClash logo appears against a computer generated backdrop and then zooms in towards camera)

(The Hurricane & Matt Hardy name plate appear on screen)
(CWF logo appears with a flash of blue light and then fade out with instrumental upbeat music)

Section: Our Superstars
Roster Video
Song: I Made It - Kevin Rudolph

Johnny Armani
Wes Brisco
Brian Cage
Carlito
Matt Cross
Jon Cruz
Matt Hardy
Luke Hawx
The Hurricane
JD Maverick
Jay Lethal
Lince Dorado
Chris Masters
Mike Mondo
John Morrison
Jesse Neal
Tony Nese
Papadon
Robbie E
Sonjay Dutt

Section: Our Products
SuperClash Highlights
Song: Wild Ones - Flo Rida

CWF & SuperClash

CWF Continental Inc. Matt Cross Video

*unintelligible arena noise

Announcer: Here is your winner...and new Continental Wrestling Federation champion...M-Dogg Matt Cross!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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